SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 10, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports Second Quarter 2011 Results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2011 RESULTS

●   EBITDA1 OF NIS 586 MILLION, A DECREASE OF 9.3%

●   NO DIVIDEND DECLARED FOR Q2 2011

Q2 2011 Highlights2 (compared with Q2 2010)
•	Total Revenues: NIS 1,887 million (US$ 553 million), an increase of 12.6%
•	Service Revenues3: NIS 1,360 million (US$ 398 million), a decrease of 3.7%
•	Equipment Revenues3: NIS 527 million (US$ 154 million), an increase of 99.6%
•	Operating Profit: NIS 377 million (US$ 110 million), a decrease of 20.5%
•	Net Income: NIS 205 million (US$ 60 million), a decrease of 30.0%
•	EBITDA1: NIS 586 million (US$ 172 million), a decrease of 9.3%
•	EBITDA Margin: 31.1% of total revenues compared with 38.5%
•	Free Cash Flow4: NIS 158 million (US$ 46 million), a decrease of 54.9%
•	Cellular Subscriber Base: 26,000 net additions, subscriber base of 3.175 million5

1	For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below.

2
On March 3, 2011, the Company completed the acquisition of all of the outstanding shares of 012 Smile Telecom Ltd. ("012 Smile"), an Israeli operator of international telecommunication services and local fixed line services and a provider of internet services. The financial results for Q2 2011 therefore include the results of 012 Smile whereas the results for Q2 2010 do not include the results of 012. Further details are provided below.

3
In order to reflect a change in the approach of Management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment was changed, effective as of Q4 2010. Total profit for the cellular and fixed line segments separately remains unchanged. The analysis presented assumes a retroactive application of the reallocation to Q2 2010.

4	Cash flows generated from operating activities before interest payments, net of cash flows used for investing activities.

5
The Company has decided to adopt a more conservative and rigorous policy for recognizing pre-paid subscribers, retroactive from January 1, 2011. The aim of the new policy is to ensure that pre-paid subscribers are only recognized in the subscriber base once they have generated revenues in the amount of at least one NIS. The change had the effect of reducing net pre-paid subscriber additions by approximately 36,000 in the first quarter of 2011 and by a further 26,000 in the second quarter of 2011.

Rosh Ha’ayin, Israel, August 10, 2011 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today its results for the second quarter of 2011. Partner reported total revenues of NIS 1.887 billion (US$ 553 million) in the second quarter of 2011, EBITDA of NIS 586 million (US$ 172 million) and net income for the second quarter of NIS 205 million (US$ 60 million).

Commenting on the second quarter's results, Mr. Yacov Gelbard, Partner's CEO, said:

"As discussed in the outlook provided in the Company’s press release dated May 25, 2011, the quarterly financial results reflect the continuing negative impact of the regulatory changes occurring in the Israeli cellular market, mainly the significant reduction in interconnect tariffs and the intensified competition in the market."

Mr. Yacov Gelbard also noted that, "As we are attentive to our customers’ needs we have recently promoted measures to improve our customer service, we have expanded the points of contact, both physical and virtual, with the customers as well as further expanding our distribution system. In addition, we have continued to promote investment in infrastructure including deployment of fourth-generation technologies and in the transmission network."

With respect to 012 Smile, Mr. Gelbard noted that, "We are currently formulating the principles for working together to enhance the value of the Group that will be implemented once the structural separation limitations have been removed ".

"The Company’s Board of Directors resolved not to distribute a dividend at this time, in light of the significant increase in the level of uncertainty in the global economy and the Israeli economy and the changes in the Israeli telecom market and their impact on Partner.   We believe that the decision not to distribute a dividend at this time is prudent for maintaining Partner's financial strength and leadership."

Outlook and Guidance
Commenting on the Company's outlook, Mr. Emanuel Avner, Partner's Chief Financial Officer said:

“In light of the recent regulatory changes, including the reduction in interconnect tariffs, the reduction of exit fines and the increased competition in the market, we are witnessing a material reduction in the profitability of cellular services. We therefore expect net income for the second half of 2011 to be significantly lower than the second half of 2010.

As a result of the increase in the level of sales of high value devices (smartphones and other devices), the Company’s working capital increased in the first half of 2011, leading to a significant decrease in free cash flow. In order to improve the free cash flow for the second quarter, the Company took several measures, including receiving advanced payments from credit card companies.

The Company expects the free cash flow for the third and fourth quarter of 2011 to improve compared to that of the second quarter of 2011.

Overall, the trend of the increased working capital requirements related to higher sales of high value devices, together with the decrease in the Company’s net income, is likely to lead to a significant reduction in the level of free cash flow for the year 2011 compared with the year 2010.”

Key Financial and Operational Parameters

	Q2 2011	Q2 2010		Change
Revenues (NIS millions)	1,887	1,676		+12.6%
Operating Profit (NIS millions)	377	474		-20.5%
Profit for the Period (NIS millions)	205	293		-30.0%
Cash flow from operating activities net of investing activities (NIS millions)	158	350		-54.9%
EBITDA (NIS millions)	586	646		-9.3%
Cellular Subscribers (end of period, in thousands)	3,175	3,096		+2.6%
Quarterly Cellular Churn Rate (%)	6.5	5.1		+1.4
Average Monthly Usage per Cellular Subscriber (minutes)	396	368		+7.6%
Average Monthly Revenue per Cellular Subscriber (NIS)	112	123	6	-8.9%

Partner Consolidated Results

NIS Millions	Partner excluding 012 Smile			012 Smile	Inter-Company7	Consol-idated
	Q2 2011	Q2 2010	Change	Q2 2011	Q2 2011	Q2 2011
Total Revenues	1,622	1,676	-3.2%	289	-24	1,887
Service Revenues	1,102	1,412	-21.9%	282	-24	1,360
Equipment Revenues	520	264	+97.0%	7	-	527
Operating Profit	354	474	-25.3%	23	-	377
EBITDA	521	646	-19.3%	65	-	586

Revenues totaled NIS 1,887 million (US$ 553 million) in Q2 2011, an increase of 12.6% from Q2 2010. 012 Smile's contribution to total revenues totaled NIS 289 million (US$ 85 million), or NIS 265 million excluding inter-company revenues. Excluding 012 Smile, revenues decreased by 3.2% in Q2 2011 compared with Q2 2010.

6	The ARPU for Q2 2010 has been restated under the lower interconnect tariffs of Q2 2011, for the purpose of comparison.

7	Includes inter-company revenues between Partner and 012 Smile.

Service revenues for Q2 2011 were NIS 1,360 million (US$ 398 million), compared with NIS 1,412 million in Q2 2010, a decrease of 3.7%. Excluding 012 Smile's contribution to service revenues (excluding inter-company revenues) of NIS 258 million (US$ 76 million), service revenues decreased by 21.9%. This decrease mainly reflects the 71% reduction in the interconnect voice tariffs and the 94% reduction in the interconnect SMS tariff from January 1, 2011 which together reduced service revenues by approximately NIS 265 million this quarter. In addition, the decrease reflects an increase in airtime rebates related to the increase in the use of offers under which the subscribers are eligible to obtain rebates dependent upon the level of their monthly usage. Excluding the impact of the reduction in interconnect tariffs and 012 Smile's contribution, service revenues would have decreased by approximately 3.2%.

Equipment revenues totaled NIS 527 million (US$ 154 million) in Q2 2011, increasing by 99.6% compared with Q2 2010. The increase largely reflects an increase in the average revenue per handset, largely due to the proportion of smartphones sold, together with an increase in the total number of sales of cellular handsets and devices.

Gross Profit totaled NIS 586 million (US$ 172 million) in Q2 2011, a decrease of 11.1% from NIS 659 million in Q2 2010. Excluding 012 Smile's contribution to gross profit of NIS 76 million, the decrease in gross profit was 22.6%. This decrease mainly reflects the direct negative impact of the reduction of interconnect tariffs on gross profit in the amount of approximately NIS 105 million, which is in line with our expectations, together with an increase in airtime rebates (as described above), partially offset by an increase in gross profit from cellular equipment sales.

Other income, net, totaled NIS 26 million (US$ 8 million) in Q2 2011, increasing by 73.3% from NIS 15 million in Q2 2010, reflecting an increase in recognized deferred revenue from handset payment installment plans related to the increase in equipment sales.

Operating profit for Q2 2011 totaled NIS 377 million (US$ 110 million), a decrease of 20.5% from NIS 474 million in Q2 2010. Excluding 012 Smile's contribution to operating profit of NIS 23 million, operating profit decreased by 25.3%.

EBITDA in Q2 2011 totaled NIS 586 million (US$ 172 million), of which NIS 65 million was contributed by 012 Smile. Excluding 012 Smile's contribution to EBITDA, EBITDA decreased by 19.3% compared with NIS 646 million in Q2 2010.

Financial expenses, net in Q2 2011 were NIS 99 million (US$ 29 million), an increase of 35.6% from NIS 73 million in Q2 2010. This mainly reflects the higher interest and linkage expenses resulting from the higher debt level.

Profit for Q2 2011 was NIS 205 million (US$ 60 million), a decrease of 30.0% from NIS 293 million in Q2 2010.

Based on the weighted average number of shares outstanding during Q2 2011, basic earnings per share or ADS, was NIS 1.32 (39 US cents) in Q2 2011, a decrease of 30.2% from NIS 1.89 in Q2 2010.

Funding and Investing Review

Cash flows generated from operating activities before interest payments, net of cash flows used for investing activities ("Free Cash Flow"), totaled NIS 158 million (US$ 46 million) in Q2 2011, a decrease of 54.9% from NIS 350 million in Q2 2010.

The increase in the level of sales of high value devices (smartphones and other devices) led to an increase in working capital in the second quarter, together with an equivalent decrease in free cash flow. This is due to the fact that the handsets are generally paid for by our customers under 36 month installment plans, according to Company policy, whereas the Company’s payment terms to the suppliers require almost immediate payment.  This trend resulted in a steep reduction in operating cash flows for the second quarter. In order to smooth out the cash flow over the year, the Company made an arrangement with two credit card companies to advance the billing cycle payments by a number of days. These arrangements improved operating cash flow in the quarter by approximately NIS 126 million. Operating cash flows were also negatively affected this quarter by the increase in handsets inventory in the quarter. The Company expects the level of inventories to decrease in the coming quarters. Overall, cash generated from operations decreased by 44.1% compared with Q2 2010.

Investment in fixed assets including intangible assets but excluding capitalized equipment expenses, increased by 13.7% from NIS 73 million in Q2 2010 to NIS 83 million (US$ 24 million) in Q2 2011. In addition, the amount of equipment expenses, net, that was capitalized, decreased from NIS 17 million in Q2 2010 to NIS 5 million (US$ 1.4 million) in Q2 2011, reflecting the reduction in handset subsidies as a result of the restrictions on subscriber exit fines from February 1, 2011.

Series A Notes Buy-Back Plan

The Company’s Board of Directors resolved to adopt a buy-back plan, according to which the Company may, from time to time, repurchase its Series A Notes, which are traded on the Tel Aviv Stock Exchange ("TASE") ("the Series A Notes" and "the Plan", respectively).

Under the Plan the Company is authorized to repurchase the Series A Notes up to a total amount of NIS 200 million (approximately US$ 59 million) in transactions on the TASE or outside TASE, until March 31, 2012.

The timing and amounts of any notes repurchased by the Company will be determined based on market conditions and other factors. The Plan may be suspended or discontinued at any time. Repurchases of notes will be carried out by the Company or any of its subsidiaries.

Notes repurchased by the Company itself will be canceled and removed from trading and will not be permitted to be reissued.

The coming principal repayments of the Company's Series A Notes are scheduled to September 30, 2011, December 31, 2011 and March 31, 2012 (full repayment).

The Board of Directors' resolution is not a commitment to purchase any notes.

Regulatory Developments

The inter-ministry committee recommendations with respect to Cellular Site sharing

Following the Company's previous reports regarding the inter-ministry committee headed by the Director of the Ministry of Communications and representatives of the Ministry of Finance, the Ministry of Interior, the Ministry of Environment Protection and the Commissioner of Restrictive Trade Practices ("the committee") which was established in order to submit recommendations regarding a model for cellular infrastructure sharing (site sharing), the committee published on July 2011 its recommendations. These recommendations include a requirement to allow cellular site sharing as a condition for obtaining a building permit for the construction of new cellular sites or for the modification of existing cellular sites, while providing preference and leniencies to the new UMTS operators. It was further recommended that The Ministry of Communications will be authorized to exempt site sharing in case of engineering or technological prevention. These recommendations, if enacted, shall have negative impact on our ability to construct new cellular sites and to modify existing cellular sites and may adversely affect the Company's existing network, the network future expansion and the Company's result of operations.

Non- Ionizing Radiation

Following the Company's press release and immediate report dated June 1, 2011, with respect to the press release published on May 31, 2011 by the International Agency for Research on Cancer (IARC), which is part of the World Health Organization (WHO), in which it has classified radiofrequency electromagnetic fields as possibly carcinogenic to humans based on an increased risk for adverse health effects, associated with wireless phone use, on June 2011 WHO published a fact sheet (no. 193) in which it was noted that "A large number of studies have been performed over the last two decades to assess whether mobile phones pose a potential health risk. To date, no adverse health effects have been established as being caused by mobile phone use". it was also noted by WHO that "While an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk. In particular, with the recent popularity of mobile phone use among younger people, and therefore a potentially longer lifetime of exposure". WHO notified that in response to public and governmental concern it will conduct a formal risk assessment of all studied health outcomes from radiofrequency fields exposure by 2012. For further details see the WHO publication dated June 2011 at: http://www.who.int/mediacentre/factsheets/fs193/en/.

An amendment to the Restrictive Trade Practices Law

Following the Company's previous report regarding the possible amendment to the Restrictive Trade Practices Law ("the Law"), the Israeli parliament approved on July 2011 an amendment to the Law, according to which the Israeli Commissioner of Restrictive Trade Practices was authorized to regulate practices in oligopolistic markets, to determine that certain entities in a certain market act as oligopoly and to give instructions to the participants of an oligopoly markets. This legislation may result in increased anti-trust regulation of the mobile telephone industry in Israel, which could have a material adverse effect on our revenues and financial results.

New cellular operators (UMTS tender)

Following the Company's press release and immediate report dated April 14, 2011, with respect to the selection of Mirs Communications Ltd. (an existing cellular operator) and 018 Xfone Communications Ltd. as winners in the Ministry of Communications’ UMTS frequencies allocation tender, the Ministry of Communications disqualified 018 Xfone Communications Ltd. as it didn't meet the requirements set out in the tender and selected the third bidder – Select Group, who also failed to meet the requirements set out in the tender and therefore was disqualified. Consequently, the Ministry of Communications selected the forth bidder – Golan Telecom - as the second winner in the tender.

Royalties

Following the Company's previous reports regarding the increase of the royalty rate paid by Israeli cellular operators to 1.75% in 2011 and 2.5% in 2012 (subject to certain terms set out in the relevant regulations) and the petition filed by the Company (and two other cellular operators) with the Israeli Supreme Court of Justice, on July 2011, the State accepted the Supreme Court of Justice suggestion (which was already accepted by the petitioners) according to which the royalty rate for 2012 will be 1.75% (subject to the same terms) and starting the year 2013 the rate will be 0%. However, the State reserved its right to charge royalties or other payments by primary legislation.

Limitation of the exit fines in the telecommunication market

Following the Company's previous reports regarding the limitation of exit fines charged by cellular operators, on August 2011 a new amendment to the Communications Law was enacted to the Communications Law with respect to exit fines charged from subscribers of various telecommunications operators: cable and satellite, internet, fixed line telephony and international telephony ("the Amendment"). As of the date of the Amendment, new customers that will subscribe to the companies which grant those services will be able to terminate their agreement without paying any exit fines. With respect to the existing customers, the amendment will come into effect on November 2011 and the exit fines regarding those customers will be based on the calculation of 8% of the customers' average monthly bill multiplied by the balance of the remaining number of months in the commitment period. The Amendment will apply to customers whose average monthly bill is lower than NIS 5,000.

Cellular Segment Financial Review8

NIS Millions	Q2 2011	Q2 2010	Change
Total Revenues	1,594	1,649	-3.3%
Service Revenues	1,074	1,392	-22.8%
Equipment Revenues	520	257	+102.3%
Operating Profit	347	486	-28.6%
EBITDA	502	649	-22.7%

Revenues for the cellular segment totaled NIS 1,594 million (US$ 467 million) in Q2 2011, a decrease of 3.3% from Q2 2010.

Cellular service revenues for Q2 2011 totaled NIS 1,074 million (US$ 314 million), compared with NIS 1,392 million in Q2 2010, a decrease of 22.8%. This decrease mainly reflects the reduction in the interconnect tariffs from January 1, 2011 which reduced cellular service revenues by approximately NIS 265 million in the quarter.  Excluding the impact of the reduction in interconnect tariffs, service revenues would have decreased by 3.8%. Within the total, service revenues were positively affected by approximately 2.6% growth in the cellular subscriber base and the continued growth in the use of data and content services. However, these factors were offset by the impact of the ongoing price erosion reflecting both ongoing competitive pressures in the market and an increase in airtime rebates related to the increase in the use of offers under which the subscribers are eligible to obtain rebates dependent upon the level of their monthly usage.

Revenues from data and content services excluding SMS in Q2 2011 totaled NIS 187 million (US$ 55 million) or 17.4% of cellular service revenues, increasing by 24.7% compared with NIS 150 million or 10.8% of cellular service revenues in Q2 2010. SMS service revenues totaled NIS 113 million (US$ 33 million) in Q2 2011, an increase of 7.6% compared with NIS 105 million in Q2 2010, and the equivalent of 10.5% of service revenues, compared with 7.5% in Q2 20109.

8	Includes intersegment revenues and costs of revenues

9
As explained in the press release dated February 23, 2011, regarding the Q4 2010 results, starting from Q1 2011 the Company has changed the methodology for allocating revenues from bundled packages between airtime revenues and content revenues. The results for Q2 2010 have been restated under the new methodology for the purposes of comparison.

Gross profit from cellular services in Q2 2011 totaled NIS 385 million (US$ 113 million), a decrease of 35.2% from NIS 594 million in Q2 2010. This decrease reflects the direct negative impact of the interconnect tariff reduction on profit in the amount of approximately NIS 110 million, in line with our expectations. In addition gross profit decreased due to the ongoing price erosion described above and also higher payroll expenses related to customer services activities.

Cellular equipment revenues totaled NIS 520 million (US$ 152 million) in Q2 2011, compared with NIS 257 million in Q2 2010, an increase of 102.3%. The increase largely reflects an increase in the average revenue per handset, largely due to the proportion of smartphones sold, together with an increase in the total number of sales of cellular handsets and devices.

The gross profit from cellular equipment sales totaled NIS 115 million (US$ 34 million) in Q2 2011, an increase of 69.1% from NIS 68 million in Q2 2010. The increase was attributable to a reduction in average equipment subsidies.  In addition, only NIS 3 million of equipment subsidies, net, were capitalized in Q2 2011, compared with NIS 12 million in Q2 2010, reflecting the impact of the new restrictions on exit fines.

Gross Profit for the cellular segment totaled NIS 500 million (US$ 146 million) in Q2 2011, a decrease of 24.5% from NIS 662 million in Q2 2010.

Selling, marketing, general and administration expenses for the cellular segment in Q2 2011 decreased by 6.3% to NIS 179 million (US$ 52 million), from NIS 191 million in Q2 2010. Following a change in the composition of debts and increase in trade receivables related to growth in the amount of high value handset sales (‘smartphones‘ and other devices) through installment plans, the Company updated its accounting estimates for the allowance for doubtful accounts and bad debts related to equipment sales, decreasing the bad debts and doubtful accounts expenses by approximately NIS 16 million in the quarter. In addition, the decrease reflected lower advertising expenses, offset by higher selling commissions and salary expenses.

Operating profit for the cellular segment in Q2 2011 was NIS 347 million (US$ 102 million), a decrease of 28.6% from NIS 486 million in Q2 2010.

EBITDA for Q2 2011 for the cellular segment totaled NIS 502 million (US$ 147 million), a decrease of 22.7% from NIS 649 million in Q2 2010. As a percentage of total revenues, EBITDA in Q2 2011 was 31.5%, compared with 39.4% in Q2 2010.

Cellular Segment Operational Review

The Company has decided to adopt a more conservative and rigorous policy for recognizing prepaid subscribers, retroactive from January 1, 2011. The aim of the new policy is to ensure that prepaid subscribers are only recognized in the subscriber base once they have generated revenues in the amount of at least one shekel. The change had the effect of reducing net prepaid subscriber additions by approximately 36,000 in the first quarter 2011 and by 26,000 in the second quarter of 2011, in total a reduction of 62,000 subscribers over the first half of the year.

During the second quarter of 2011, approximately 26,000 net new cellular subscribers joined the Orange network (following the change in the subscriber recognition policy), including 5,000 net new postpaid subscribers and 21,000 net new prepaid subscribers.

At the end of Q2 2011, the cellular subscriber base was approximately 3,175,000, compared with approximately 3,149,000 at the end of Q1 2011 and approximately 3,096,000 at the end of Q2 2010. This included approximately 2,316,000 post-paid subscribers (72.9% of the base) compared with 2,311,000 at the end of Q1 2011, and 859,000 pre-paid subscribers, compared with 838,000 at the end of Q1 2011. The quarterly churn rate for Q2 2011 was 6.5% compared with 5.1% in Q2 2010 and 7.3% in Q1 2011. The majority of churn continues to be related to pre-paid subscribers and subscribers with collection problems. However, the increased competition in the market has also led to a significant increase in the voluntary churn of post-paid subscribers.

Total cellular market share at the end of the quarter is estimated to be unchanged from the previous quarter at approximately 32%.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for Q2 2011 was NIS 112 (US$ 32.8), a decrease of 8.9% from NIS 12310 in Q2 2010. The decrease mainly reflects the ongoing price erosion as described above.

The monthly average Minutes of Use per subscriber (MOU) for cellular subscribers in Q2 2011 was 396 minutes, an increase of 7.6% from 368 minutes in Q2 2010. This increase largely reflects the continued increase in the proportion of cellular subscribers with tariff packages that include large quantities of minutes, and occurred despite the continued increase in the proportion of data card subscribers in the subscriber base which puts downward pressure on the MOU since data card subscribers do not usually generate airtime use.

10	The ARPU for Q2 2010 has been restated under the lower interconnect tariffs of Q2 2011, for the purpose of comparison.

Fixed Line Segment Financial Review

NIS Millions	Fixed Line Segment excluding 012 Smile11			012 Smile	Total Fixed Line
	Q2 2011	Q2 2010	Change	Q2 2011	Q2 2011
Total Revenues	43	45	-4.4%	289	332
Service Revenues	43	38	+13.2%	282	325
Equipment Revenues	*	7	-7	7	7
Operating Profit (Loss)	7	(12)	+19	23	30
EBITDA (LBITDA)	19	(3)	+22	65	84

* Representing an amount less than 1 million

Revenues for the fixed line segment totaled NIS 332 million (US$ 97 million) in Q2 2011. Excluding 012 Smile's contribution of NIS 289 million (US$ 85 million), fixed line segment revenues decreased by 4.4%.

Fixed line service revenues for Q2 2011, excluding 012 Smile, totaled NIS 43 million (US$ 13 million), compared with NIS 38 million in Q2 2010, an increase of 13.2%.  The increase reflects revenue growth from both residential services including fixed line telephony and ISP services, as well as business services.

Partner’s local fixed line telephony subscriber base including 012 Smile (residential and business subscribers) reached approximately 292,000 at the end of Q2 2011.

Equipment revenues for the fixed line segment excluding 012 Smile decreased from NIS 7 million in Q2 2010 to less than NIS 1 million in Q2 2011.

Gross Profit for the fixed line segment was NIS 10 million (US$ 3 million) in Q2 2011 excluding 012 Smile and NIS 86 million (US$ 25 million) including 012 Smile. Excluding 012 Smile, this represents an increase in gross profit of NIS 13 million from a gross loss of NIS 3 million in Q2 2010, reflecting, in part, a reduction in interconnect expenses following the reduction in interconnect tariffs.

11	Includes inter-segment revenues between the Cellular and Fixed Line Segments excluding 012 Smile.

Selling, marketing, general and administration expenses for the fixed line segment in Q2 2011 excluding 012 Smile decreased by 66.7% from NIS 9 million in Q2 2010 to NIS 3 million (US$ 0.9 million) in Q2 2011. This reflects a decrease in selling and marketing expenses related to fixed line telephony and ISP services.

Operating profit for the fixed line segment was NIS 30 million (US$ 9 million) of which 012 Smile contributed NIS 23 million. Excluding 012 Smile's contribution, operating profit increased by NIS 19 million from an operating loss of NIS 12 million in Q2 2010 to a profit of NIS 7 million (US$ 2 million) in Q2 2011.

EBITDA for Q2 2011 for the fixed line segment totaled NIS 84 million (US$ 25 million). 012 Smile contributed EBITDA of NIS 65 million. Excluding 012 Smile, EBITDA totaled NIS 19 million (US$ 6 million), compared with a LBITDA of NIS 3 million in Q2 2010. The EBITDA margin for the fixed line segment in Q2 2011 was 25.3%.

 Conference Call Details

Partner will hold a conference call to discuss the Company’s 2011 second quarter results on Wednesday, August 10, 2011, at 17:00 Israel time (10:00 EST). Please call the following numbers (at least 10 minutes prior to the scheduled time) in order to participate:
North America toll-free: +1.888.668.9141, International: +972.3.918.0609

This conference call will also be broadcasted live over the Internet and can be accessed by all interested parties through our investor relations web site at:
http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the scheduled time to register, download and install any necessary audio software.

If you are unavailable to join live, the replay numbers are:
International: +972.3.925.5921
North America: +1.888.782.4291

Both the replay of the call and the webcast will be available from August 10, 2011 until August 17, 2011.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, plans to repurchase our Series A Notes and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 21, 2011. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.

The financial information is presented in NIS millions and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2011: US $1.00 equals NIS 3.415. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:
Earnings before financial interest, taxes, depreciation, amortization and exceptional items ('EBITDA') and Loss before financial interest, taxes, depreciation, amortization and exceptional items ('LBITDA') are presented because they are measures commonly used in the telecommunications industry and are presented solely to enhance the understanding of our operating results. These measures, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, these measures should not be considered as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA and LBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA and LBITDA may not be indicative of our historic operating results nor are they meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.

012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Incoming Chief Financial Officer Tel: +972-54-7814951 E-mail: ziv.leitman@orange.co.il	Ms. Sigal Gefen Cubitt IR Consulting Tel: +972 3 7526262 E-mail: Sigal@ir-consulting.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30,	December 31,	June 30,
	2011	2010	2011
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	503	321	147
Trade receivables	1,513	1,331	443
Other receivables and prepaid expenses	53	71	15
Deferred expenses	36		11
Inventories	231	101	68
Income tax receivable	26		8
Derivative financial instruments	6	6	2
	2,368	1,830	694

NON CURRENT ASSETS
Trade Receivables	910	632	266
Advance payment in respect of the acquisition of 012 smile		30
Deferred expenses	290		85
Assets held for employee severance benefits	6		2
Property and equipment	2,031	2,058	595
Licenses and other intangible assets	1,450	1,077	426
Goodwill	494		145
Deferred income tax asset	10		3
	5,191	3,797	1,522

TOTAL ASSETS	7,559	5,627	2,216

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30,	December 31,	June 30,
	2011	2010	2011
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Bank borrowings and current maturities of notes payable, other liabilities and non current bank borrowings	663	628	194
Trade payables	825	771	243
Parent group - trade	180	72	53
Other payables	195	264	59
Deferred revenue	52	51	15
Provisions	56	26	16
Derivative financial instruments	12	3	4
Income tax payable		11
Dividend payable	210		61
	2,193	1,826	645

NON CURRENT LIABILITIES
Notes payable	2,598	1,836	761
Bank borrowings	2,098	1,252	614
Liability for employee rights upon retirement, net	46	54	13
Dismantling and restoring sites obligation	21	23	6
Other non current liabilities	9	8	3
Deferred tax liability	3	2	1
	4,775	3,175	1,398

TOTAL LIABILITIES	6,968	5,001	2,043

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2010, And June 30, 2011 - 235,000,000 shares; issued and outstanding -
December 31, 2010 – *155,249,176 shares
June 30, 2011 – *155,644,708 shares	2	2	1
Capital surplus	1,100	1,099	322
Accumulated deficit	(160)	(124)	(47)
Treasury shares, at cost - December 31, 2010 and June 30, 2011 - 4,467,990 shares	(351)	(351)	(103)
TOTAL EQUITY	591	626	173
TOTAL LIABILITIES AND EQUITY	7,559	5,627	2,216

*	Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues	3,658	3,263	1,887	1,676	1,071	553
Cost of revenues	2,489	1,978	1,301	1,017	729	381
Gross profit	1,169	1,285	586	659	342	172

Selling and marketing expenses	296	235	161	115	87	47
General and administrative expenses	140	155	74	85	41	23
Other income - net	44	30	26	15	13	8
Operating profit	777	925	377	474	227	110
Finance income	21	13	15	3	6	4
Finance expenses	179	87	114	76	52	33
Finance costs, net	158	74	99	73	46	29
Profit before income tax	619	851	278	401	181	81
Income tax expenses	160	221	73	108	47	21
Profit for the period	459	630	205	293	134	60

Earnings per share
Basic	2.95	4.07	1.32	1.89	0.86	0.39
Diluted	2.94	4.03	1.31	1.88	0.86	0.38
Weighted average number of shares outstanding (in thousands)
Basic	155,437	154,752	155,608	154,877	155,437	155,608
Diluted	156,211	156,190	156,007	155,965	156,211	156,007

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Profit for the period	459	630	205	293	134	60
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	459	630	205	293	134	60

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Six months ended June 30, 2011				Six months ended June 30, 2010
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	2,162	410		2,572	2,723	49		2,772
Inter-segment revenue - Services	11	52	(63)		9	25	(34)
Segment revenue - Equipment	1,075	11		1,086	477	14		491
Total revenues	3,248	473	(63)	3,658	3,209	88	(34)	3,263
Segment cost of revenues - Services	1,311	323		1,634	1,531	65		1,596
Inter-segment cost of revenues- Services	52	11	(63)		25	9	(34)
Segment cost of revenues - Equipment	842	13		855	362	20		382
Cost of revenues	2,205	347	(63)	2,489	1,918	94	(34)	1,978
Gross profit (loss)	1,043	126		1,169	1,291	(6)		1,285
Operating expenses	360	76		436	373	17		390
Other income	44			44	30			30
Operating profit (loss)	727	50		777	948	(23)		925
Adjustments to presentation of EBITDA
–depreciation and amortization	302	79		381	311	17		328
–other (1)	13			13	12			12
EBITDA	1,042	129		1,171	1,271	(6)		1,265
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				381				328
- Finance costs, net				158				74
- Other (1)				13				12
Profit before income tax				619				851

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended June 30, 2011				Three months ended June 30, 2010
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,067	293		1,360	1,387	25		1,412
Inter-segment revenue - Services	7	32	(39)		5	13	(18)	-
Segment revenue - Equipment	520	7		527	257	7		264
Total revenues	1,594	332	(39)	1,887	1,649	45	(18)	1,676
Segment cost of revenues – Services	657	230		887	785	34		819
Inter-segment cost of revenues- Services	32	7	(39)		13	5	(18)	-
Segment cost of revenues - Equipment	405	9		414	189	9		198
Cost of revenues	1,094	246	(39)	1,301	987	48	(18)	1,017
Gross profit (loss)	500	86		586	662	(3)		659
Operating expenses	179	56		235	191	9		200
Other income	26			26	15	-		15
Operating profit (loss)	347	30		377	486	(12)		474
Adjustments to presentation of EBITDA
–depreciation and amortization	149	54		203	158	9		167
–other (1)	6			6	5	-		5
EBITDA	502	84		586	649	(3)		646
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				203				167
- Finance costs, net				99				73
- Other (1)				6				5
Profit before income tax				278				401

(1)	Mainly employee share based compensation expenses.

   PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	822	1,033	323	552	241	95
Income tax paid	(185)	(197)	(76)	(110)	(54)	(22)
Net cash provided by operating activities	637	836	247	442	187	73

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(143)	(148)	(34)	(66)	(42)	(10)
Acquisition of intangible assets	(85)	(55)	(54)	(24)	(25)	(16)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)	(597)				(175)
Interest received	5	2	2	1	1	1
Proceeds from derivative financial instruments, net		7	(3)	(3)		(1)
Net cash used in investing activities	(820)	(194)	(89)	(92)	(241)	(26)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	1	7	1		*	*
Dividend paid	(315)	(618)	(17)	(614)	(92)	(5)
Capital reduction		(1,400)
Proceeds from non-current bank borrowing	900	500	900	500	264	264
Proceeds from issuance of notes payable, net of issuance costs	1,136	990	677	990	332	198
Repayment of finance lease	(1)	(1)			*
Interest paid	(139)	(57)	(121)	(36)	(41)	(36)
Repayment of non-current bank borrowings	(700)		(700)		(205)	(205)
Repayment of current borrowings	(128)		(128)		(37)	(37)
Current borrowing received (repaid), net			(88)	(988)		(26)
Repayment of notes payable	(389)	(374)	(196)	(188)	(114)	(58)
Net cash used in financing activities	365	(953)	328	(336)	107	95
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	182	(311)	486	14	53	142
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	321	329	17	4	94	5
CASH AND CASH EQUIVALENTS AT END OF PERIOD	503	18	503	18	147	147

*	Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Cash generated from operations:
Profit for the period	459	630	205	293	134	60
Adjustments for:
Depreciation and amortization	368	328	193	167	108	57
Employee share based compensation expenses	13	12	6	3	4	2
Liability for employee rights upon retirement, net	(10)	3	(4)	1	(3)	(1)
Finance costs, net	56	12	31	27	16	9
Gain from change in fair value of derivative financial instruments	9	7	5	8	3	1
Interest paid	139	57	121	36	41	35
Interest received	(5)	(2)	(2)	(1)	(1)	(1)
Deferred income taxes	3	8	4	3	1	1
Income tax paid	185	197	76	110	54	22
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(239)	(151)	(43)	(86)	(70)	(12)
Other	32	(1)	17	4	9	5
Increase (decrease) in accounts payable and accruals:
Parent group - trade	108	(12)	(25)	(16)	32	(7)
Trade	(64)	(37)	(179)	(16)	(19)	(52)
Other payables	(105)	(29)	(40)	19	(31)	(12)
Provisions	30	(28)	15	3	9	4
Deferred revenue	(2)	(7)	2	(4)	(1)	1
Increase in deferred expenses- Adaptors, net	(1)		(1)		*	*
Increase in deferred expenses- Right of use, net	(11)		(7)		(3)	(2)
Amortization of deferred expenses- Right of use, net	11		8		3	2
Current income tax liability	(27)	15	(8)	(5)	(8)	(2)
Decrease (increase) in inventories	(127)	31	(51)	6	(37)	(15)
Cash generated from operations:	822	1,033	323	552	241	95

*	Representing an amount less than 1 million

At June 30, 2011 and 2010, trade payables include NIS 142 million ($42 million) (unaudited) and NIS 125 million (unaudited) in respect of acquisition of fixed assets, respectively.

These balances will be given recognition in these statements upon payment. At June 30, 2011tax withholding related to dividend of approximately NIS 20 million is outstanding.

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company obtained control of 012 Smile. The fair values of assets acquired and liabilities assumed were as follows:

NIS in millions
(Unaudited)
Current assets	302
Deferred expenses	289
Property and equipment	145
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term loans	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

The acquisition is accounted for using the purchase method. Under the purchase method, assets and liabilities are recorded at their fair values on the acquisition date and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities and contingent liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill. Due to the following limitations, the initial accounting for the business combination is incomplete at the time of this press release:

As described above, the acquisition was completed as of March 3, 2011 (closing date). Until the closing date there were regulatory restrictions which prohibited both the Company and 012 Smile to co-operate and provide business information to the Company to start preparing IFRS financial information. 012 Smile, being a newly incorporated company, has initially issued a full set of financial statements only on April 14, 2011. Until the date of this press release, the Company hasn’t yet completed the work of the purchase price allocation required according IFRS 3R.

Accordingly, the Company allocated the total purchase price to assets acquired and liabilities and contingent liabilities assumed based on purchase price allocation which uses estimates of their fair values and amortization periods. The final determination of the fair values of the assets acquired, liabilities and contingent liabilities assumed and amortization periods may differ from the estimates.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	637	836	247	442	187	73

Liability for employee rights upon retirement	10	(3)	4	(1)	3	1
Accrued interest and exchange and linkage differences on long-term liabilities	(188)	(64)	(150)	(59)	(55)	(44)
Increase (decrease) in accounts receivable:
Trade	239	151	43	86	70	13
Other, including derivative financial instruments	(27)	(6)	(12)	(12)	(8)	(4)
Decrease (increase) in accounts payable and accruals:
Trade	64	37	179	16	19	53
Shareholder – current account	(108)	12	25	16	(32)	7
Other	76	65	23	(17)	22	7
Income tax paid	185	197	76	110	54	22
Increase (decrease) in inventories	127	(31)	51	(6)	37	15
Increase in Assets Retirement Obligation		(1)		(1)
Financial Expenses	156	72	100	72	46	29
EBITDA	1,171	1,265	586	646	343	172

*	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2011 : US $1.00 equals 3.415 NIS.

**	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: August 10, 2011